October 9, 2006

BY EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 of UPM-Kymmene Corporation (File No. 001-14932)

On behalf of our client, UPM-Kymmene Corporation (the “Company”), this is to acknowledge the receipt of the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission that were contained in the Staff’s letter to Mr. Jussi Pesonen of the Company dated September 27, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. The Company is currently in the process of collecting and verifying information relevant to their response to the Comment Letter. However, due to scheduling conflicts and, in particular, demands imposed on the Company’s officers responsible for its financial reporting by the preparation of an interim report for the third quarter ended September 30, 2006, it will be difficult for the Company to complete the Company’s response within the 10 business day period specified in the Comment Letter. The Company believes that the response should be completed in the course of the next three weeks and expects to be in a position to respond to the Comment Letter no later than October 24, 2006. Accordingly, the Company requests an extension to the response period until such date. Based upon our telephone discussion today, I understand this to be acceptable to the Staff. Should there be any change in this expected schedule we will inform you accordingly.

Please do not hesitate to contact the undersigned at +358 9 228 641 should you wish to discuss the above.

/s/ Petri Haussila
Petri Haussila

cc:	Ms. Melissa Walsh, U.S. Securities and Exchange Commission

Mr. Juha Mäkelä, UPM-Kymmene Corporation